Filed by Magellan Midstream Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No.: 001-16335

White Paper Regarding the Federal Income Tax Consequences of ONEOK’s Acquisition of MMP

July 10, 2023

By Robert Willens | C.P.A. | President, Robert Willens LLC1

On May 14, 2023, ONEOK, Inc., (“O”), and Magellan Midstream Partners, L.P., (“M”), a publicly-traded partnership, or “MLP,” entered into an Agreement and Plan of Merger, (the “Merger Agreement”), with a newly-created, wholly-owned subsidiary of O, (“Merger Sub”), in which Merger Sub will be merged, with and into M, with M surviving the merger “as a direct wholly-owned subsidiary of O.” For Federal income tax purposes, the transitory existence of Merger Sub will be disregarded, and the transaction, therefore, will be treated, simply, as a sale by the partners of M of their partnership interests to O.

Synopsis: The central theme of this paper is to demonstrate that this transaction does not create tax liabilities for MMP’s unitholders. Those liabilities were always present. Instead, this transaction simply accelerates their payment; and O has provided the unitholders with the means, through the Cash Consideration, defined below, to meet those obligations.

A merger, of necessity, requires “Merger Consideration.” Here, the holders of common units representing a limited partner interest in M will receive, for each M unit they own, a combination of:

(i)	$25.00 in cash, (the “Cash Consideration”), and

(ii)	0.667 of a share of common stock of O, (the “Equity Consideration”).

Similar to every other partnership “roll-up” we have ever encountered, including those in which the sole Merger Consideration consisted of the acquirer’s shares, “the receipt of shares of O Common Stock and cash in exchange for M units will be a taxable transaction to United States holders of M units.” More specifically, a United States holder that receives shares of O Common Stock and cash in exchange for its M units “will recognize gain or loss in an amount equal to the difference between:

(i)	the sum of:

(A)	the fair market value of the shares of O Common Stock received,

(B)	the aggregate Cash Consideration received in the merger, and

(C)	the United States holder’s share of M’s non-recourse liabilities; and

(ii)	the United States holder’s adjusted tax basis in the M units (which includes such United States holder’s share of M’s non-recourse liabilities).

1	Prepared for Magellan Midstream Partners, L.P. The author responsible for preparing this paper received compensation meant to subsidize the cost of creating the paper. This remuneration is (i) a fixed fee that has been agreed between the subject company and Robert Willens LLC prior to the drafting and publication of this paper and (ii) under no circumstances positively or negatively influenced by the content of this paper. All payments are received upfront and are billed for the research engagement. Robert Willens LLC does not engage in investment banking, which would create a conflict of interest.

What is the “character” of the gain a United States holder will recognize? The Internal Revenue Code provides “in the case of a sale or exchange of an interest in a partnership, gain or loss shall be recognized to the transferor partner; and such gain or loss ‘shall be considered as gain or loss from the sale or exchange of a capital asset,’ except as otherwise provided in section 751 (relating to unrealized receivables and inventory items, so called “hot assets”).” M is in possession of unrealized receivables in the form of “depreciation recapture;” the very depreciation that permitted M to make distributions to its unit holders the vast majority of which was considered a “return of capital.” To the extent the Merger Consideration received by a unit holder in exchange for its interest is attributable to its share of the value of M’s unrealized receivables, the Merger Consideration shall be considered “as an amount realized from the sale or exchange of property other than a capital asset.” Thus, owing to the presence of unrealized receivables, a United States holder of M units can expect to report a combination of capital gain and ordinary income in connection with the sale of the holder’s units to O. It bears mentioning that many long-term holders of M units will have a diminished basis in their units owing to the fact that a holder’s initial basis in his or her units must be annually adjusted to reflect, among other things, the aforementioned return of capital distributions remitted by M. This diminution in basis, of necessity, increases the amount of gain such long-term holders can expect from the sale of their units.

Basis “Step Up”

On the favorable side of the ledger is the undisputed fact that O will enjoy a “step up” in the basis of the M assets it is treated as acquiring in the transaction. It is well-settled that a purchase by a third party of all of the interests in a partnership is treated, from the point of view of the purchaser, as a purchase of the entity’s assets. While all acquirers desire to attain such a “cost” basis in an acquired entity’s assets, that goal is elusive. As a practical matter, such a basis step up is only accessible in cases where, as here, the acquired entity has a special “pass-through” or “pay-through” tax status. An MLP has pass-through status, as does a subchapter S corporation. Mutual funds and real estate investment trusts, (“REITs”), are each pay-through entities. Here, O’s basis in the assets acquired from M will be their cost, some $18.8 billion, i.e., the sum of the Cash Consideration, the Equity Consideration, and the amount of M liabilities that O will “assume” in the transaction. This basis step up, in turn, will produce enhanced tax deductions for O that promise to dramatically reduce its taxable income, and hence its tax liabilities, for the foreseeable future. As is typically the case, acquirers whose acquisitions are structured to achieve a basis step up, share that largesse with the owners of the acquired entity in the form of an increased purchase price for the acquired entity. In fact, here, an unquantifiable, but undoubtedly substantial, portion of the “premium” O is offering in the transaction is directly attributable to the tax savings O will reap from the basis step up.

O has estimated some $3 billion in tax savings traceable exclusively to the basis step up. It has further estimated that the present value of these savings, which will be realized over time, is approximately $1.5 billion. These savings would not be possible if the acquisition were not structured as a fully taxable transaction for the M unit holders. It is axiomatic that acquisition accounting is very much a “zero sum” game: An acquirer enjoys a complete basis step up only if the sellers undergo a fully taxable transaction.

Acceleration Not Creation

A prominent unit holder in M has vowed to vote against the transaction because it believes “the taxes paid by our funds and investors will exceed the premium offered by O and any potential benefits from the merger.” This investor has alleged that “the tax bill paid by all 202 million M units outstanding would amount to well over $2 billion.” Compared, it goes on to say, to the purported tax benefit to the combined O/M entity of $1.5 billion...this deal represents, in its estimation, “an enormous transfer of value from M to the Internal Revenue Service and O shareholders.”

In our view, this comparison is misleading. Why? Accepting the investor’s estimate of the aggregate tax liability to be incurred by M’s unit holders, it cannot be denied, as a matter of both tax law and logic, that this tax bill would have come due at some point, i.e., at the time the unit holders, in the normal course of their investing activities, decided to dispose of their units. This transaction, therefore, does not, as the investor implies, “create” a $2 billion tax liability so much as it (merely) “accelerates” it. Accordingly, if a comparison must be made, it should compare the already discounted tax savings being proffered by O, some $1.5 billion, not to the $2 billion tax liability the unit holders will incur but, instead, to the “opportunity cost” of incurring such $2 billion tax liability earlier than expected. Depending on the discount rate selected to assess the cost of “prepaying” an obligation, it is clear that this opportunity cost cannot exceed, at most, several hundred million dollars. If this “apples-to-apples” comparison were then performed, it would become readily apparent that the benefits of the basis step up substantially outweigh the true “cost” borne by the unit holders from accelerating a tax liability that would, inevitably, have to be shouldered.

We have had the privilege of advising on, and observing, hundreds of acquisitive transactions through the years. There is a very good reason why transactions involving pass-through and pay- through entities are structured in the manner in which the instant transaction is being structured. These transactions, inevitably, take the form of asset acquisitions because this format provides the acquirer with a basis step up at a manageable cost, i.e., at the cost of only a single level of tax imposed on the owners of the pass-through or pay-through entity. As indicated above, the tax savings a basis step up offers are routinely shared with the former owners of the acquired entity through the mechanism of an improved purchase price for their ownership interests. This transaction very much fits this paradigm since the premium O is offering the M unit holders is, in substantial part, comprised of the tax savings O can expect to reap from the basis step up. If, as the aforementioned investor has allegedly suggested, M had converted itself into a corporation, it would be a practical impossibility for O to secure a cost basis in M’s assets. That is so because, in the case of a corporate target, a basis step up requires the acquirer to execute a special election, i.e., a “regular” section 338 election. These elections are, we can safely say, virtually never made since their cost is prohibitive: They provide the buyer with a basis step up, it is true, but will do so at an unacceptable cost, i.e., at the cost of two levels of tax, not only at the selling shareholder level, but also at the acquired corporate level.

While this transaction could, at least theoretically, be structured to permit the unit holders to receive the Equity Consideration on a tax-free basis, it would be counterproductive to bring the case under section 351 of the Code. In keeping with the “zero sum game” principle that animates acquisition accounting, such an alteration of the deal’s structure would deprive O of a corresponding proportion of its basis step up and, in the process, diminish the premium that O would be willing and able to pay the unit holders. As we indicated above, most partnership roll-ups, while fully taxable, feature stock of the sponsor as the sole element of merger consideration. Here, O is bucking that trend by offering, as well, a meaningful amount of Cash Consideration. The Cash Consideration manifests an unusual sensitivity and solicitude, on O’s part, to the tax consequences of the transaction to M’s unit holders by providing them with the liquidity they will need to defray their tax liabilities. In the final analysis, this transaction has, when viewed as an integrated whole, a remarkably favorable tax profile. When a valid comparison is made of the tax benefits of the transaction to the relatively modest tax cost the deal engenders, it is abundantly clear that such benefits greatly outweigh such costs.

Certification

I, Robert Willens, CPA, hereby certify that (1) the views expressed in this paper accurately reflect my personal views about all of the subject companies and securities; (2) no part of my compensation was, is, or will be directly or indirectly related to the specific recommendations or views expressed in this paper; and (3) to the best of my knowledge, I am not in receipt of material non-public information about the subject companies.

Robert Willens LLC’s policy is to publish only research that is impartial, independent, clear, fair and not misleading.

Conflicts of Interest

Robert Willens LLC and the subject company have entered into an agreement relating to the production of this paper. As a result, readers should be aware that Robert Willens LLC may have a conflict of interest that could affect the objectivity of this paper.

Robert Willens LLC is neither a registered investment advisor nor a broker/dealer. Readers are advised that the information contained in this paper is not to be construed or relied upon as investment, tax planning, accounting or legal advice, nor is it to be construed in any way as a recommendation to buy, hold or sell (short or otherwise) any security or any other form of investment. All opinions, analyses and information contained herein are based upon sources believed to be reliable and are written in good faith, but no representation or warranty of any kind, express or implied, is made herein concerning any investment, tax, accounting or legal matter or the accuracy, completeness, correctness, timeliness or appropriateness of any of the information contained herein. Readers are further advised that Robert Willens LLC does not necessarily update the information or opinions set forth in this or any subsequent version or edition of this paper. Readers are urged to consult with their own independent professional advisors with respect to any matter analyzed herein. All information contained herein or on this website should be independently verified.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “Proposed Transaction”), the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the Proposed Transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NON-GAAP FINANCIAL MEASURES

This communication contains references to certain non-GAAP financial measures. The non-GAAP financial measures presented may not provide information that is directly comparable to that provided by other companies, as other companies may calculate such financial results differently. ONEOK’s or Magellan’s non-GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP. ONEOK and Magellan view these non-GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial results.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transaction, on June 20, 2023, ONEOK filed with the SEC a registration statement on Form S-4, which was amended by Amendment No. 1 to Form S-4 filed with the SEC on July 11, 2023 (the “Registration Statement”), containing a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. The Registration Statement was declared effective by the SEC on July 24, 2023. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or for any other document that ONEOK or Magellan has filed or may file in the future with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO, AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Each of ONEOK and Magellan will commence mailing copies of the definitive joint proxy statement/prospectus to shareholders of ONEOK and unitholders of Magellan, respectively, on or about July 25, 2023. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus and other relevant documents filed by ONEOK and Magellan with the SEC through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus, will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus, will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

PARTICIPANTS IN THE SOLICITATION

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of shareholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Registration Statement, the joint proxy statement/prospectus and other relevant materials filed or that may in the future be filed with the SEC regarding the Proposed Transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus before making any voting or investment decisions.

NO ADVICE

This communication has been prepared for informational purposes only and is not intended to provide, and should not be relied on for, tax, legal or accounting advice. Magellan unitholders should consult their own tax and other advisors before making any decisions regarding the Proposed Transaction.

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